PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

28th October 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 28th October 2005:

"Drilling Update – Tevet 2 Appraisal & Exploration Well"

Yours faithfully

Stephen Huddle

Stephen Huddle
Company Secretary

Enc.

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

Mauritania Drilling Update

Premier reports the following in relation to its operations in PSC Area B offshore Mauritania.

The *'Stena Tay'* drill rig is progressing wireline logging operations of the Cretaceous exploration objective of the Tevét-2 sidetrack (ST1).

A preliminary evaluation of wireline log data, including fluid sampling and downhole pressure measurements, has established that the exploration well intercepted a thin column of oil bearing Cretaceous sandstone.

While the hydrocarbon column is small and may not prove to be material, the result is encouraging for future Cretaceous exploration targets in Woodside-operated Mauritanian acreage.

Once logging is completed the well will be plugged and abandoned as planned and the *'Stena Tay'* will move to the Labeidna-1 well location.

Completion of these operations follows on from the successful appraisal of the Miocene Tevet-1 discovery by the Tevet-2 well.

Simon Lockett, Chief Executive, commented:

"This is an encouraging result given the number of potentially large Cretaceous exploration targets on our acreage"

28th October 2005

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Tony Durrant
Robin Allan

Pelham PR **Tel: 020 7743 6673**
James Henderson

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan and an oil development in Mauritania. Exploration and appraisal is ongoing in the UK, South and South East Asia and Africa.

A drilling programme of approximately 12 wells is in place for 2005. Prior to the Tevet-2 well, two successful wells have been completed earlier this year; the first, a flow test on an appraisal well on the Tiof field in Mauritania and the second was a discovery and flow test from the Al Amir-1 exploration well in Egypt. Further wells are planned to be drilled later in 2005 and in the first half of 2006 in Mauritania, Indonesia, Guinea Bissau, Vietnam and the UK.

The current partners and interests in PSC A and PSC B in Mauritania are:

Company	**PSC A**	**PSC B**	**Chinguetti Exploitation Perimeter[1]**
	%	%	%
Woodside	53.846	53.846	47.384
BG Group	13.084	11.630	10.234
Hardman Resources	24.300	21.600	19.008
Fusion Mauritania A[3]	4.615	-	-
Premier	-	9.231	8.123
ROC Oil	4.155	3.693	3.250
Groupe Projet Chinguetti[2]	-	-	12.000

[1] The Chinguetti Exploitation Perimeter was granted in May 2004 under the terms of the Production Sharing Contract for Area B (PSC B) and contains the Chinguetti oil development. The Government of Mauritania exercised its right to participate in this area effective from 9 November 2004 and retains the right to participate in new developments outside this area.

[2] Group Projet Chinguetti is an entity set up to represent the interests of the Mauritanian Government in the Chinguetti oil development.

[3] Premier will take up 100% ownership of Fusion Mauritania A (currently owned by Sterling Energy and Premier) on completion of the transaction announced on 28 May 2003.